UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May 2025

Commission File Number: 001-34153
Global Ship Lease, Inc.
(Translation of registrant's name into English)

c/o GSL Enterprises Ltd.
9 Irodou Attikou Street
Kifisia, Athens
Greece, 14561
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X] Form 40-F [ ]

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
Attached to this report on Form 6-K (this “Report”) as Exhibit 99.1 is a copy of the notice, proxy statement, and proxy card of Global Ship Lease, Inc. (the “Company”) for the Company’s 2025 Annual Meeting of Shareholders to be held on June 17, 2025 (the “Annual Meeting of Shareholders”).
Attached to this Report as Exhibit 99.2 is a copy of the press release of the Company, dated May 8, 2025, regarding the Annual Meeting of Shareholders.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.
(registrant)

Dated: May 8, 2025	By:	/s/ Thomas Lister
Thomas Lister
Chief Executive Officer